

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

> **Re: DC Brands International, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 14, 2010**
> **File No. 333-166714**

Dear Mr. Pearce:

We have reviewed your response letter filed September 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

Financial Statement for the Year Ended December 31, 2009

Note 1 Business and Significant Accounting Policies, F-6

1. We acknowledge your response to comment 3. Please address the following:
    a. Please disclose the amounts for revenue and cost of goods sold reversed, the marketing expense recorded and the amount of product purchased by the CEO related to the repurchased inventory for all periods presented.
    b. Consider your inventory policy, which states inventory is recorded at "the lower of cost or market on a first-in first-out method." With regards to the repurchased inventory, tell us how you can determine the "exact amount that it was originally booked to inventory and booked to COGS" as stated in your response.

      c. It seems as though your secret shopper program is the reason that your assertion that "historically returns have not been material and are recorded when the items are returned" is true. Please disclose how your secret shopper program has historically affected returns from retailers consistent with your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, NY 10174